UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

Loxo Oncology, Inc.

(Name of Subject Company)

Loxo Oncology, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

548862101

(CUSIP Number of Class of Securities)

Joshua H. Bilenker, M.D.

Chief Executive Officer

Loxo Oncology, Inc.

281 Tresser Blvd., 9th Floor

Stamford, CT, 06901

(203) 653-3880

(Name, address and telephone number of person authorized

to receive notice and communications on behalf of the persons filing statement)

With copies to:

Douglas N. Cogen, Esq. David K. Michaels, Esq. Robert A. Freedman, Esq. Effie Toshav, Esq. Julia Forbess, Esq. Fenwick & West LLP 801 California Street Mountain View, CA 94041 (650) 988-8500	Jennifer Burstein Senior Vice President, Finance Loxo Oncology, Inc. 281 Tresser Blvd., 9th Floor Stamford, CT, 06901 (203) 653-3880

☐	Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Loxo Oncology, Inc., a Delaware corporation (“Loxo Oncology”), with the Securities and Exchange Commission on January 17, 2019 (the “Schedule 14D-9”), relating to the offer by Bowfin Acquisition Corporation (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of Eli Lilly and Company (“Lilly”), an Indiana corporation, to purchase all of the outstanding shares of Loxo Oncology common stock, par value $0.0001 per share (the “Shares”), at a purchase price of $235.00 per Share, net to the seller in cash, without interest and subject to withholding taxes, on the terms and subject to the conditions set forth in the Offer to Purchase, dated January 17, 2019, and the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following sentences at the end of the last paragraph under the subheading “U.S. Antitrust Laws” under the heading “Regulatory Approvals” on page 48 of the Schedule 14D-9:

“The waiting period applicable to the Offer under the HSR Act expired effective January 31, 2019 at 11:59 p.m., Eastern time.

On February 1, 2019, Loxo Oncology issued a press release announcing the expiration of the required waiting period under the HSR Act applicable to the Offer, a copy of which is attached hereto as Exhibit (a)(5)(B).”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following disclosure set forth below immediately after the subsection entitled “Annual and Quarterly Reports”:

“Certain Litigation

On January 23, 2019, Elaine Wang, a purported stockholder of Loxo Oncology, filed a putative securities class action complaint in the United States District Court for the District of Delaware against Loxo Oncology and the individual members of the Board, captioned Wang v. Loxo Oncology, Inc., et. al., Case No. 1:19-cv-00133-UNA (the “Wang Complaint”). The Wang Complaint asserts that Loxo Oncology and certain of its directors violated sections 14(e), 14(d), and 20(a) of the Exchange Act by making untrue statements of material fact and omitting certain material facts related to the Transactions in this Schedule 14D-9. The Wang Complaint seeks, among other things, an order enjoining defendants from consummating the Transactions and money damages.

On January 24, 2019, Colleen Witmer, a purported stockholder of Loxo Oncology, also filed a putative securities class action complaint in the United States District Court for the District of Delaware against Loxo Oncology, the individual members of the Board, Lilly and Purchaser, captioned Witmer v. Loxo Oncology, Inc., et. al., Case No. 1:19-cv-00135-UNA (the “Witmer Complaint”). The Witmer Complaint asserts that Loxo Oncology, certain of its directors, Lilly and Purchaser violated sections 14(e), 14(d), and 20(a) of the Exchange Act by making untrue statements of material fact and omitting certain material facts related to the Transactions in this Schedule 14D-9. The Witmer Complaint seeks, among other things, an order enjoining defendants from consummating the Transactions and money damages.

On January 28, 2019, Katie Elasmar, a purported stockholder of Loxo Oncology, also filed a putative securities class action complaint in the United States District Court for the Northern District of California against Loxo Oncology and the individual members of the Board, captioned Elasmar v. Loxo Oncology, Inc., et. al., Case No. 1:19-cv-00133-UNA (the “Elasmar Complaint”). The Elasmar Complaint asserts that Loxo Oncology and certain of its directors violated sections 14(e) and 20(a) of the Exchange Act by making untrue statements of material fact and omitting certain material facts related to the Transactions in this Schedule 14D-9. The Elasmar Complaint seeks, among other things, an order enjoining defendants from consummating the Transactions and money damages.

On January 31, 2019, Michael Stevens, a purported stockholder of Loxo Oncology, also filed a putative securities class action complaint in the United States District Court for the District of Delaware against Loxo Oncology and the individual members of the Board, captioned Michael Stevens v. Loxo Oncology, Inc., et. al., Case No. 1:19-ct-00034 (the “Stevens Complaint”). The Stevens Complaint asserts that Loxo Oncology and certain of its directors violated sections 14(e), 14(d) and 20(a) of the Exchange Act by making untrue statements of material fact and omitting certain material facts related to the Transactions in this Schedule 14D-9. The Stevens Complaint seeks, among other things, an order enjoining defendants from consummating the Transactions and money damages.”

Item 9. Exhibits

Item 9 of the Solicitation/Recommendation Statement is hereby amended and supplemented by adding the following Exhibits:

Exhibit No.	Description

(a)(5)(B)**	Press Release issued by Loxo Oncology, Inc., dated February 1, 2019.

**	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in Amendment No. 1 to Schedule 14D-9 is true, complete and correct.

Loxo Oncology, Inc.

By:	/s/ Joshua H. Bilenker
	Name:	Joshua H. Bilenker, M.D.
	Title:	Chief Executive Officer
	Date:	February 1, 2019